Filed pursuant to Rule 424(b)(3)

Registration No. 333-100044

STICKER SUPPLEMENT TO

SUPPLEMENT NO. 1 DATED JANUARY 22, 2003,

SUPPLEMENT NO. 2 DATED APRIL 2, 2003,

SUPPLEMENT NO. 3 DATED JULY 7, 2003,

SUPPLEMENT NO. 4 DATED SEPTEMBER 16, 2003,

SUPPLEMENT NO. 5 DATED SEPTEMBER 30, 2003 and

SUPPLEMENT NO. 6 DATED NOVEMBER 18, 2003 and

Supplements Nos. 1, 2, 3, 4, 5 and 6 to be used with

PROSPECTUS DATED DECEMBER 11, 2002

Summary of Supplements to Prospectus (See Supplements for Additional Information)

Supplement No. 1 dated January 22, 2003 reports on our acquisition of an extended-stay hotel in Texas containing 120 suites for a gross purchase price of $14.3 million.

Supplement No. 2 dated April 2, 2003 reports on our acquisition of three extended-stay hotels, which are located in Colorado, Louisiana and New Mexico and which contain a total of 393 suites, for a gross purchase price of $32.2 million.

Supplement No. 3 dated July 7, 2003 reports on our acquisition of five extended-stay hotels, which are located in California, New Jersey, New York and Tennessee and which contain a total of 639 suites, for an aggregate gross purchase price of $70.3 million.

Supplement No. 4 dated September 16, 2003 reports on our acquisition of four extended-stay hotels, which are located in Connecticut, Florida, New Jersey and Ohio and which contain a total of 412 suites, for an aggregate gross purchase price of $48.8 million.

Supplement No. 5 dated September 30, 2003 provides financial statements with respect to the four extended-stay hotels located in Connecticut, Florida, New Jersey and Ohio, and our pro forma financial information.

Supplement No. 6 dated November 18, 2003 (a) reports on our acquisition of eight extended-stay hotels, which are located in Arizona, Las Vegas and Texas and which contain a total of 1,215 suites, for an aggregate gross purchase price of $131.8 million; (b) reports on our receipt of short-term unsecured financing in the amount of $50 million; and (c) provides certain additional information about us.

As of January 3, 2003, we completed our minimum offering of 4,761,905 units at $10.50 per unit and raised gross proceeds of $50,000,000 and proceeds net of selling commissions and marketing expenses of $45,000,000. Each unit consists of one Common Share and one Series A Preferred Share. We are continuing the offering at $11 per unit in accordance with the prospectus. As of October 28, 2003, we had closed on the sale of 25,565,332 units at $11 per unit and raised gross proceeds of $281,218,655. Proceeds net of selling commissions and marketing expenses were $253,094,644. Sales of all units at $10.50 per unit and $11.00 per unit, when combined, represent gross proceeds of $331,218,655 and proceeds net of selling commissions and marketing expenses of $298,094,644.

In connection with our hotel acquisitions on October 30, 2003, we paid 2% of the aggregate gross purchase price for the hotels, which equals a total of $2,636,000, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer. As of the date of this Supplement No. 6, we have paid Apple Suites Realty Group, Inc. a total of $5,948,000 in commissions for all acquisitions relating to this offering.